                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  Form 6-K/A



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                         For the month of October 2001



                                  AEGON N.V.


                (Translation of registrant's name into English)



                              Mariahoeveplein 50
                               2591 TV THE HAGUE
                                The Netherlands

                   (Address of principal executive offices)

The financial statements, notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion") of AEGON N.V. listed below are attached hereto as Exhibit A. Such financial statements and Management's Discussion are incorporated by reference herein and in AEGON's Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604 and 333-11458) and on Form S-8 (Nos 33-53892, 33-53894, 33-89814,
333-8500 and 333-11248).

Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance with Dutch Accounting Principles at June 30, 2001 and December 31, 2000

Condensed Consolidated Income Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2001 and June 30, 2000

Condensed Consolidated Cash Flow Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2001 and June 30, 2000

Notes to the Condensed Consolidated Financial Statements

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations



SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AEGON N.V.
                                        ----------
                                        (Registrant)


Date: October 11, 2001


                                        By /s/ Ruurd A.van den Berg
                                        ---------------------------
                                        Ruurd A. van den Berg
                                        Senior Vice President Finance

INDEX
-----

                                                                       Page no.
                                                                       --------
Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance with Dutch
Accounting Principles at June 30, 2001 and December 31, 2000                  2

Condensed Consolidated Income Statements in Accordance with Dutch
Accounting Principles for the six months ended June 30, 2001 and
June 30, 2000                                                                 3

Condensed Consolidated Cash Flow Statements in Accordance with
Dutch Accounting Principles for the six months ended June 30, 2001
and June 30, 2000                                                             4

Notes to the Condensed Consolidated Financial Statements                      5

Item 2: Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                    17

                                   Exhibit A

CONDENSED CONSOLIDATED BALANCE SHEETS
In Accordance with Dutch Accounting Principles

Amounts in million EUR
                                                                             June 30,     December 31,
                                                                                 2001             2000
                                                                                 ----             ----
                                                                          (unaudited)           (note)
Investments                                                                   140,275          121,737
Investments for the account of policyholders                                  117,514          114,286
Other assets                                                                    9,344            8,193
                                                                              -------          -------
Total assets                                                                  267,133          244,216

Shareholders' equity                                                           15,639           12,844
Capital securities                                                              2,124            1,820
Subordinated (convertible) loans                                                  699              683

Technical provisions                                                          106,065           91,811
Technical provisions with investments for the account of policyholders        117,514          114,286
Other liabilities                                                              25,092           22,772
                                                                              -------          -------
Total liabilities and shareholders' equity                                    267,133          244,216

Note: The balance sheet at December 31, 2000 has been derived from audited financial statements at that date but does not include all of the information and footnotes required for complete financial statements.


         See notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS
In Accordance with Dutch Accounting Principles

Amounts in million EUR (except per share data)

                                                 Six months ended June 30,
                                                         2001         2000
                                                       ------       ------
                                                  (unaudited)  (unaudited)

Revenues
--------

Gross premiums                                         10,958       10,515
Investment income                                       4,900        4,644
Income from banking activities                            193          148
                                                       ------       ------
Total revenues                                         16,051       15,307

Benefits and expenses
---------------------

Premiums to reinsurers                                    840          978
Benefits paid and provided                             10,831       10,340
Profit sharing and rebates                                121          244
Commissions and expenses for own account                2,180        1,981
Interest                                                  420          360
Miscellaneous income and expenditure                       61           32
                                                       ------       ------
Total benefits and expenses                            14,453       13,935

Income before tax                                       1,598        1,372
Corporation tax                                          (478)        (395)
Transamerica Finance Corporation                           41            0
Labouchere                                                  -           31
                                                       ------       ------
Net income                                              1,161        1,008

Net income per share:
  Basic                                                  0.87         0.76
  Diluted                                                0.87         0.75
Dividend per share                                       0.37         0.30


          See notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
In Accordance with Dutch Accounting Principles

Amounts in million EUR

                                                                     Six months ended June 30,
                                                                       2001               2000
                                                                    -------            -------
                                                                 (unaudited)        (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES

Net income                                                            1,161              1,008
Increase (decrease) in technical provisions after reinsurance          (818)             6,195
Other                                                                   377              1,806
                                                                    -------            -------
                                                                        720              9,009

CASH FLOW FROM INVESTING ACTIVITIES

Invested and acquired                                               (50,662)           (30,896)
Disposed and redeemed                                                41,166             27,170
Change in investments for account of policyholders                    3,005             (5,608)
Other                                                                  (264)              (267)
                                                                    -------            -------
                                                                     (6,755)            (9,601)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance of new shares                                                1,685                  0
Repurchased own shares                                                  (36)              (425)
Dividend paid                                                          (203)              (136)
Annuity deposits                                                     13,232             12,308
Annuity repayments                                                   (9,037)           (10,969)
Other                                                                   467                (30)
                                                                    -------            -------
                                                                      6,108                748

CHANGE IN LIQUID ASSETS                                                  73                156

The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The influence of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

Amounts paid in cash in the first six months of 2001 for interest totaled EUR 467 million (2000: EUR 444 million) and for federal and foreign income taxes EUR 478 million (2000: EUR 503 million).

         See notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

Net income for the six months ended June 30, 2001 is not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON NV's annual report on Form 20-F and the AEGON Insurance Group annual report for the year ended December 31, 2000.

AEGON Funding Corp. (AFC) and AEGON Funding Corp, II (AFC II) are indirect wholly owned subsidiaries of AEGON which were established as financing vehicles to be used to raise funds for the U.S. subsidiaries of AEGON. AFC and AFC II have been fully consolidated in the financial statements of AEGON. If AFC or AFC II issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal of, any premium and any interest on those debt securities, when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law dividends can only be paid up to an amount equal to the excess of the Company's reserves over the sum of paid-up capital and reserves required by law. At June 30, 2001, AEGON NV's restricted net assets amounted to EUR 2.9 billion and the net amount of capital and surplus available for dividends was EUR 12.5 billion. However, certain of the Company's subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to the Company, which exceed specified limitations. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribe required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. Management does not believe such restrictions on the Company's subsidiaries in the future will affect its ability to pay dividends and to fulfill its obligations on behalf of debt and guarantees

Foreign currency
Assets and liabilities in non-euro currencies are converted to euros at the period-end exchange rates after consideration of transfer risks, where necessary.
Income statement items in non-euro currencies are converted to euros at the average currency exchange rates for the reporting period.

The most important euro closing rates are:

                                                         June 30,  December 31,
                                                             2001          2000

Dutch Guilder (NLG)                                       2.20371       2.20371
US Dollar (USD)                                           0.84800       0.93050
Swiss Franc (CHF)                                         1.52280       1.52320
Pound Sterling (GBP)                                      0.60310       0.62410
German Mark (DEM)                                         1.95583       1.95583
Spanish Peseta (ESP)                                      166.386       166.386
Japanese Yen (JPY)                                        105.370       106.920
Hungarian Forint (HUF)                                    243.590       264.940
Canadian Dollar (CAD)                                     1.29270       1.39650

On June 18, 2001, AEGON completed the acquisition of the direct marketing services operations from JC Penney. This finalized the transaction that was previously announced on March 8/th/ of this year. The purchase price was USD 1.3 billion paid in cash. The transaction was financed with the proceeds of an equity offering of AEGON NV common shares which was executed on May 30, 2001.

(2) NET INCOME PER SHARE

Net income per share, based on Dutch Accounting Principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

                                                                                Six months ended June 30,
                                                                                -------------------------
Numerator: (amounts in million EUR)                                                2001              2000

Dutch accounting principles:
Net income                                                                        1,161              1,008
Less: dividends on preferred shares                                                  (1)                (2)
Net income used in basic calculation                                              1,160              1,006
Plus: interest on convertible debt                                                    0                  1
Net income used in diluted calculation                                            1,160              1,007

US GAAP:
Net income on Dutch accounting principles used in basic calculation               1,160              1,006
US adjustments to net income                                                       (289)               421
Net income on US GAAP used in basic calculation                                     871              1,427

Net income on Dutch accounting principles used in diluted calculation             1,160              1,007
US adjustments to net income                                                       (289)               421
Net income on US GAAP used in diluted calculation                                   871              1,428

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation                           1,325.2            1,316.0
Shares to cover conversion of convertible debt                                      2.8                3.4
Addition for stock options outstanding during the year                             10.2               14.3
Weighted average shares, as used in diluted calculation                         1,338.2            1,333.7

                                                                                Six months ended June 30,
                                                                                --------------------------
                                                                                   2001               2000
                                                                                    EUR                EUR
Net income per share, based on US GAAP
Basic                                                                              0.66               1.08
Diluted                                                                            0.65               1.07

(3) DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES USED BY AEGON AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying unaudited condensed consolidated financial statements of AEGON N.V. are presented in accordance with Dutch Accounting Principles. Dutch Accounting Principles differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following is a summary of differences between Dutch Accounting Principles and US GAAP which have an impact on reported Shareholders' Equity or Net Income. The description of the Dutch Accounting Principle is shown first followed by a description of US GAAP.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Amounts in million EUR                                                  Shareholders' Equity
                                                                        US GAAP
                                                                        higher (lower) than
                                                                        Dutch Accounting Principles

                                                                        June 30,    December 31,
Dutch Accounting Principles/US GAAP                                         2001            2000

Shareholders' Equity in accordance with Dutch Accounting
Principles                                                                 15,639        12,844

Adjustments:

Real estate;                                                                 (767)         (742)
    Carried at original cost for a maximum of five years;
    appraisal increments recognized thereafter;

    Carried at historical cost less accumulated depreciation.

Debt securities;                                                              155          (202)
    Debt securities are valued at amortized cost;

    Debt securities are classified as available for sale and valued at market value. The impact is shown net of amounts to satisfy policyholder commitments, adjustment of deferred policy acquisition costs and applicable taxes.

Goodwill (arising from acquisitions);                                       6,306         5,880
    Directly charged to shareholders' equity in year of acquisition;

    Capitalized and amortized over various periods not exceeding
    20 years.

Amounts in million EUR                                                                                   Shareholders' Equity
                                                                                                         US GAAP
                                                                                                         higher (lower) than
                                                                                                         Dutch Accounting Principles

                                                                                                           June 30,  December 31,
Dutch Accounting Principles/US GAAP                                                                            2001          2000

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                                           1,355     1,339
    Calculated on recent assumptions;

    Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                                                                     87       (78)
    Realized investment gains and losses on debt securities
    are deferred and released to income over the estimated
    average remaining maturity term;

    Recognized as income when realized.

Deferred taxation;                                                                                              (579)     (635)
    Calculated using discounted tax rates;

    Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;                                                                       (312)     (226)
    Tax impact on the adjustments.

Stockholder dividends;                                                                                           535       583
    Accrued as a liability;

    Not recognized until they become irrevocable.

Balance of other items;                                                                                          264       202
    Certain expenses are recorded differently or in different periods on the two bases of accounting.

                                                                                                              ------    ------
Approximate Shareholders' Equity in accordance with US GAAP                                                   22,683    18,965

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Amounts in million EUR                                                                      Net Income
                                                                                            US GAAP
                                                                                            higher (lower) than
                                                                                            Dutch Accounting Principles
                                                                                            Six months ended June 30,
Dutch Accounting Principles/US GAAP                                                           2001              2000
Net Income in accordance with Dutch Accounting Principles                                     1,161             1,008

Adjustments:

Real estate;                                                                                    (23)              (26)
   Carried at original cost for maximum of five years;
   appraisal increments recognized thereafter;

   Carried at historical cost less accumulated depreciation.

Goodwill (arising from acquisitions);                                                          (232)             (146)
   Directly charged to shareholders' equity in year of acquisition;

   Capitalized and amortized over various periods not exceeding
   20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                            (47)               10
   Calculated on recent assumptions;

   Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                                                   177              (264)
   Realized gains and losses on debt securities are deferred and released to income over the estimated average remaining maturity term;

   Recognized as income when realized.

Realized gains and losses on shares and real estate;                                           (129)              755
   Realized gains and losses on shares and real estate are added to the revaluation reserve. From this reserve amounts are released to income, so that together with the direct yield, a 30 year moving average total rate of return is recognized;

   Recognized as income when realized.

Cumulative effect on net income of accounting change for adopting FAS 133,
net of tax of EUR 30 million.                                                                   (54)                -

Amounts in million EUR                                                            Net Income
                                                                                  US GAAP
                                                                                  higher (lower) than
                                                                                  Dutch Accounting Principles


                                                                                    Six months ended June 30,
                                                                                   2001                   2000
Derivatives;                                                                        (29)                     -
    Valued at market value or amounts received. Realized and unrealized gains are recognized in the same period as the results on the related investment and debt;

    Valued at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, changes in the fair value are offset against the hedged item through income or comprehensive income and the ineffective portion is immediately recognized in income.

Deferred taxation;                                                                  (21)                    43
    Calculated using discounted tax rates;

    Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;                                            63                    134
    Tax impact on the adjustments.

Cash settlements of convertible loan and stock options;                             (30)                   (19)
    Charged to shareholders' equity;

    Charged to income.

Balance of other items;                                                              36                    (66)
    Certain expenses are recorded differently or in different periods on the two bases of accounting.
                                                                                  -----                  -----
Approximate Net Income in accordance with US GAAP                                   872                  1,429

Other comprehensive income, net of tax:
Foreign currency translation adjustments                                          1,447                    493
Unrealized gains (losses) on available for sale securities                         (115)                   130
Reclassification adjustment for gains included in net income                         14                   (629)
Cumulative effect of accounting change of adopting FAS 133                           49                      -
                                                                                  -----                  -----
Approximate Comprehensive Income in accordance with US GAAP                       2,267                  1,423

US GAAP approximate net income per share (in EUR):
    Basic                                                                          0.66                   1.08
    Diluted                                                                        0.65                   1.07

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Close to 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the annual consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

Set forth below is a summary of total revenues (including investment income) and income before tax for the major segments of the business.


                                                     Six months ended June 30,
(amounts in million EUR)                               2001               2000

Revenues:
Americas                                              8,596              8,340
The Netherlands                                       3,433              3,154
United Kingdom                                        3,434              3,250
Other Countries                                         546                524
Other                                                    42                 39
                                                     ------             ------
                                                     16,051             15,307

Income before tax:
Americas                                              1,160                950
The Netherlands                                         458                402
United Kingdom                                          182                168
Other Countries                                          33                 24
Interest charges and other                             (235)              (172)
                                                     ------             ------
                                                      1,598              1,372

(5) TRANSAMERICA FINANCE CORPORATION

The following summarized balance sheet and income statement present the non-insurance operations of Transamerica Finance Corporation based upon Dutch accounting principles.

Summarized balance sheet:
(amounts in million EUR)                        June 30,   December 31,
                                                    2001           2000

Finance receivables                                9,170          8,916
Equipment                                             94            186
Other assets                                       4,136          4,580
                                                  ------         ------
Total assets                                      13,400         13,682

Accounts payable and other liabilities             2,123          1,920
Debts                                              9,763         10,204
Total shareholders' equity                         1,514          1,558
                                                  ------         ------
Total liabilities and shareholders' equity        13,400         13,682


Summarized income statement:                  Six months ended June 30,
                                                2001               2000

Finance charges                                  495                561
Leasing revenue                                  249                358
Real estate information services                 138                146
Other revenues                                   150                 88
                                              ------             ------
Total revenues                                 1,032              1,153

Interest and debt expense                        269                314
Salaries and other employee expenses             181                192
Depreciation on equipment held for lease         124                158
Miscellaneous income and expenditure             392                370
                                              ------             ------
Total expenses                                   966              1,034

Income before tax                                 66                119
Corporation tax                                    3                (36)
                                              ------             ------
Net income                                        69                 83

                                              Six months ended June 30,
                                                    2001           2000
By Segment
Commercial lending                                    39             77
Leasing                                              (13)            11
Real estate information services                      26             10
Other                                                 17            (15)
                                                    ----           ----
Total                                                 69             83

Income reported by AEGON
Dividend declared                                      -             79
Net income from operations                            69              -
Funding costs on the related raised debt             (28)           (79)
                                                    ----           ----
Net income reported by AEGON                          41              0


(6) RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), subsequently amended by SFAS No. 137 and SFAS No. 138. AEGON adopted the new Statement effective January 1, 2001 for purposes of its reconciliation from DAP to US GAAP. The Statement requires all derivatives, including those derivatives embedded in other contracts, to be recognized as either assets or liabilities on the balance sheet at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, currency swaps, options and forward contracts, as a means of hedging exposure to interest rate, equity price change and foreign currency risk.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. For fair value hedges, changes in the fair value of derivatives are reflected in net income, together with changes in the fair value of the related hedged item attributable to the hedged risk. The Company's fair value hedges primarily include hedges of assets or liabilities at fixed rates. During the first half of 2001 the amount of hedge ineffectiveness that was recognized in net income was EUR (14) million for fair value hedges.

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current net income but are reported in comprehensive income. These changes in fair value will be included in net income of future periods when net income is also affected by the variability of the hedged cash flows. An immaterial amount of cash flow hedges have been designated as hedges pursuant to FAS 133.

Derivatives that are either hedging instruments that are not designated or do not qualify as hedges under the new rules are carried at fair value with changes in value reflected in net income. The effectiveness of hedging relationships is evaluated on a retrospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in net income. For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in accumulated comprehensive income and are included in net income of future periods when net income is also affected by the variability of the hedged cash flow. If the hedged relationship was discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the derivative are immediately reflected in net income. During the first half of 2001 the impact from terminated or discontinued hedging transactions was immaterial.

As a result of adopting FAS 133, AEGON recorded in its net income for the first six months of 2001, based on US GAAP, a cumulative effect of an accounting change adjustment loss of EUR 54 million and a gain of EUR 49 million in comprehensive income for the same period. A one-time opportunity to reclassify available for sale investments to trading is allowed without tainting the remaining securities in the available for sale portfolio. The Company has elected to take this opportunity to reclass approximately EUR 1.6 billion of available for sale investments to trading as of January 1, 2001.

Effective April 1, 2001, the Company adopted FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that replaces, in its entirety, FASB Statement No. 125. Although the statement has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The adoption of the new statement did not have a material effect on the US GAAP earnings or financial position of the Company.

In June 2001, the FASB issued Statements No. 141, Business Combinations and No. 142 Goodwill and Other Intangible Assets. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests, effective January 1, 2002. AEGON will perform the first of the required impairment tests as of January 1, 2002. Management has not determined what the effect of these tests will be on the earnings and financial position of the Company.

(7) SUBSEQUENT EVENTS

On July 2, 2001, AEGON announced that it has finalized the hedging measures for the obligations related to its management and employees stock option plan 2001. In April of this year AEGON announced that it would purchase up to 11.2 million of its own shares. Over the past few months these shares have been acquired.
To finalize the hedging measures for the option plan for 2001 AEGON N.V. has entered into a derivative agreement ("total return swap") with Vereniging AEGON. The shares purchased by AEGON have been sold to Vereniging AEGON, under the condition that the total return on these shares will be paid out to AEGON N.V. when option rights are being exercised. The agreement was settled on open market conditions. The effect on AEGON's earnings per share is negligible.
Following the acquisition of the additional shares, Vereniging AEGON's common shareholding amounts to approximately 37%.

Subsequent to the reporting period tragic events occurred in the United States in the cities of New York, Washington, D.C., and Pennsylvania. Except for travel and securities trading-related activity, none of the U.S. operations were directly impacted by these events. AEGON has been able to conduct business in the ordinary course throughout. AEGON has virtually no property and casualty or commercial liability insurance or reinsurance in the United States and thus has no exposure to such claims from the tragedies. AEGON has no significant group exposure in life, disability or accident insurance coverage in the New York area and has a small percentage of individual policyholders there, so that our exposure to life insurance claims is not large in this area. It is estimated that net life insurance claims will be less than USD 20 million. The life reinsurance exposure is limited and the few cases that are vulnerable have catastrophe covers. It is estimated that life reinsurance claims will be less than USD 30 million. None of the bank-owned or corporate-owned life insurance clients were listed as tenants of the World Trade Center.

On September 25, 2001, AEGON announced that it has received permission from the China Insurance Regulatory Commission to start preparations for a 50/50 life insurance joint venture with a domestic partner in China. The license has been granted to a subsidiary of Transamerica, an AEGON company.
Initially the license will allow the joint venture to sell individual life insurance policies in one major Chinese city, but the scope of the operation is expected to expand in the next few years. AEGON is currently having discussions with a number of prominent Chinese companies and expects to conclude these negotiations in 2002.

On October 10, 2001, AEGON announced that AEGON Life Insurance Inc., in Taiwan, and AXA National Mutual in Taiwan, a member of the international AXA Group, have reached agreement on AEGON's acquisition of AXA's Taiwanese life insurance activities. The acquisition is expected to be completed before the end of the year and is subject to regulatory approval in Taiwan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction
------------
AEGON operates in various countries throughout the world, offering a variety of products including those having investment risk characteristics, life insurance protection, health and casualty insurance protection and retirement benefit programs. These products are offered to and acquired by individuals, of a variety of ages, as well as corporations and other institutions.

The following discussion is based on the consolidated financial statements of AEGON prepared in accordance with Dutch Accounting Principles for the six months ended June 30, 2001 and is compared to the six months ended June 30, 2000.

Summary of revenues for the six months ended June 30, 2001 and 2000.

Revenues                                   Americas           The   United       Other   First six   First six
                                                      Netherlands  Kingdom   Countries      months      months
in million EUR                                                                                2001        2000
--------------------------------------------------------------------------------------------------------------
Gross premiums
Life general account single                     496           407       86          34       1,023         912
Life general account recurring                2,183           403       41         115       2,742       2,821
Life policyholders account single               533           453    2,370          39       3,395       3,071
Life policyholders account recurring            455           892      874          84       2,305       2,174
--------------------------------------------------------------------------------------------------------------
Total Life insurance                          3,667         2,155    3,371         272       9,465       8,978
Accident and health insurance                   950            98        -          42       1,090       1,136
General insurance                                 3           245        -         155         403         401
--------------------------------------------------------------------------------------------------------------
Total gross premiums                          4,620         2,498    3,371         469      10,958      10,515
Investment income insurance activities        3,976           742       63          77       4,858       4,605
Income from banking activities                    -           193        -           -         193         148
--------------------------------------------------------------------------------------------------------------
Total revenues business units                 8,596         3,433    3,434         546      16,009      15,268
Income from other activities                                                                    42          39
--------------------------------------------------------------------------------------------------------------
Total revenues                                                                              16,051      15,307

Investment income for the account
of policyholders                             (3,431)          118   (2,041)        (13)     (5,367)        931

Commissions and expenses business units       1,547           280      211         123
Commissions and expenses                                                                     2,180       1,981

Gross margin business units/1/                2,707           738      393         156
Gross margin/1/                                                                              3,778       3,353

Gross deposits in:
  Annuities and GICs                         13,232
  Savings accounts                                          2,300

/1/ Calculated as the sum of income before tax and commissions and expenses.

Net income for the first six months of 2001 was EUR 1,161 million, a 15% increase, as the 24% earnings increase for the second quarter improved year-to-date results. The earnings comparison for the six months results remains affected by the sale of Labouchere last year.

The autonomous net earnings growth of the core insurance and pension operations was 8% (Transamerica Finance Corporation and Labouchere excluded). The autonomous growth rate excludes the effect of currency exchange rate movements, acquisitions, divestitures and removal of the cap on indirect investment income.

The following table presents a summary of net income for the first six months of 2001, geographically and by activity, in EUR.

Net income                          Americas/1/         The      United           Other     First six   First six    Increase
                                                Netherlands     Kingdom   Countries/2/         months      months     on 2000
in million EUR                                                                                   2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Traditional life                            533         290          13             18            854         726         18%
Fixed annuities                             266                                                   266         231         15%
GICs and funding agreements                 131                                                   131          84         56%
Life for account policyholders               60          96         168             (6)           318         271         17%
Variable annuities                           77                                                    77          59         31%
Fee business                                 38                       1              3             42          38         11%
-----------------------------------------------------------------------------------------------------------------------------
Life insurance                            1,105         386         182             15          1,688       1,409         20%
Accident & health insurance                  54          18                          4             76          88        (14%)
General insurance                             1          19                         14             34          24         42%
Banking activities                                       35                                        35          23         52%
Interest charges & other                                                                         (235)       (172)        37%
-----------------------------------------------------------------------------------------------------------------------------
Income before tax business units          1,160         458         182             33
Income before tax                                                                               1,598       1,372         17%
Corporation tax business units             (384)       (111)        (49)            (6)
Corporation tax                                                                                  (478)       (395)        21%
-----------------------------------------------------------------------------------------------------------------------------
Net income business units                   776         347         133             27
Transamerica Finance Corporation                                                                   41           0
Labouchere                                                                                          -          31
                                                                                               ------------------
Net income                                                                                      1,161       1,008         15%

Net income business units
second quarter 2001                         410         175          72             16

/1/ The figures under 'Americas' include the results of AEGON in the USA, Canada and Mexico.
/2/ The figures under 'Other countries' include the results of the operations in Hungary, Spain, Germany, Belgium, Taiwan and the Philippines.
/3/ Banking activities results do not include the earnings contribution from Labouchere in 2000.

Key points first six months 2001
--------------------------------

 .    Marketing and sales performance for a broad range of product offerings in
     AEGON's principal markets continues to be strong with total standardized new life production increasing 16% to EUR 771 million and total gross deposits increasing 21% to EUR 7,662 million for the second quarter.

 .    Net income in AEGON's major country units the Americas, Netherlands and the
     UK, increased in local currency 17%, 12% and 11% respectively. Overall, gross margin increased 13%, while commissions and expenses increased 10%. Autonomous gross earnings increases first six months in all major business units were 10% or more.

 .    The increase of 15% in net earnings is positively affected by 4% from currency exchange rate movements and 3% from other changes and activities.

 .    Changing customer preferences have been met by AEGON's well balanced multi-
     branded product offering. Spread-based product sales remain strong in the USA with fixed annuity deposits increasing 35% and GIC deposits increasing 13%.

 .    Earnings of Transamerica Finance Corporation in the second quarter were USD
     34 million due to several non-recurring gains.

 .    Income before tax of USD 9 million from the acquired J.C. Penney Direct
     Marketing Services operations are included in the six month 2001 results.

 .    Net income of EUR 31 million from the divested Labouchere operations is included in the six month 2000 results.

 .    Interest charges and other increased 37% in EUR compared with the first six months 2000 as a result of last year's reallocation of debt from non-insurance activities to insurance activities. For the full year 2001 interest and other charges are expected to increase slightly compared with the full year 2000.

 .    A 23% higher interim dividend of EUR 0.37 per common share of EUR 0.12 par value has been declared, which equals 50% of the total dividend of last year.

Results of operations
---------------------

The following discussion is based on the results of the operations in the various countries.

Life insurance and pension income before tax rose 20% to EUR 1,688 million in the first six months of 2001. Higher investment spreads, generally improved mortality, persistency, and strong new production supported the earnings increase.

Accident & health insurance results totaled EUR 76 million (first six months 2000: EUR 88 million). The run-off of certain blocks of business and higher claims in the United States have had an adverse impact while the J.C. Penney Direct Marketing Services acquisition has had a mildly positive influence. Earnings in this product segment increased in the Netherlands, primarily due to a favorable claims experience.

General insurance results increased 42% to EUR 34 million. Overall claims experience improved and successful expense management contributed to the earnings increase in the Netherlands. This also relates to the results in Hungary and Spain, despite the storms and floods in these countries in the first quarter.

Income before tax from banking activities and non-insurance financial products in the Netherlands totaled EUR 35 million. Excluding the EUR 31 million net earnings contribution in the first quarter of last year from the divested banking subsidiary Labouchere, the increase in income before tax from the banking activities was 52%. Interest charges and other increased 37% in EUR compared with the first six months 2000 as a result of an accounting change as per July 1, 2000. For the full year 2001 we expect interest charges and other to increase slightly compared with the full year 2000, which will have a positive effect on the autonomous earnings increase for the full year.

The Americas
------------

Fixed annuity deposits increased 35% to USD 2,996 million, while variable annuity deposits decreased by 31% to USD 3,142 million. Standardized life production was USD 542 million, or 11% lower, while GIC deposits and funding agreements were USD 5,738 million, 13% higher than the same period of the previous year. AEGON USA's product and distribution diversification gives great advantages in today's marketplace. In addition to fueling solid earnings growth, it provides AEGON USA with the flexibility to adapt quickly to an ever-changing environment. The increased demand for spread-based products results in new production of higher margin life, fixed annuities and GIC business.

Net income in the Americas increased 17% to USD 696 million in the first six months of this year. Income before tax rose 14% to USD 1,041 million. Gross margin showed an 8% increase, while commissions and expenses increased 4%.

Life insurance income before tax increased 18% to USD 992 million. Income from fixed annuities was USD 239 million, up 8%. Traditional life results benefited from improved mortality experience in the life reinsurance business and corporate expense reductions. Fixed annuities benefited from higher spreads and improved persistency.

Income before tax from GICs and funding agreements amounted to USD 118 million, which was up 46%. Increased spreads favorably impacted GIC results.

Results from variable annuities increased to USD 69 million. Lower account values have adversely impacted variable product income but have been largely offset by lower expense levels.

Accident & health insurance income before tax totaled USD 48 million, down 31% reflecting the continued run-off of discontinued activities and an increase in claims.

Pre-tax income of AEGON's activities in Canada amounted to USD 42 million in the first six months, a strong 27% increase.

The pre-tax results for Seguros Banamex AEGON and Afore Banamex AEGON in Mexico totaled USD 36 million, up 16%.

The Netherlands
---------------

Standardized life production increased 38% to EUR 207 million, while investment contracts increased 7% to EUR 516 million and savings deposits increased 20% to EUR 2,300 million.

The new production results of AEGON The Netherlands reflect the distribution capability for pension and savings products.

First half net income for AEGON The Netherlands increased 12% to EUR 347 million. Excluding the earnings contribution from Labouchere in the first quarter of last year, the increase in income before tax was 14% to EUR 458 million. Gross margin increased 9%, while commissions and expenses increased 1%.

Income before tax from life insurance rose 9% to EUR 386 million. Positive investment spreads and mortality contributed to the increase. Income before tax from life insurance products with investments for the account of policyholders amounted to EUR 96 million, 2% above last years' first half level. Income before tax from banking and investment products increased 52% to EUR 35 million.

Non-life insurance income before tax increased 48% to EUR 37 million, including a 46% higher contribution of EUR 19 million from general insurance and a 50% higher contribution from accident & health insurance. All lines of business contributed to the increase in general insurance results as overall claims experience improved.

United Kingdom
--------------

Standardized life production increased 24% to GBP 327 million. Strong new business performance in pensions at Scottish Equitable and the successful re-launch of individual and group protection business are fueling AEGON UK's growth. Net income of AEGON UK for the first six months increased 11% to GBP 83 million. Income before tax rose 10% to GBP 113 million. Overall gross margin increased by 14%, while commissions and expenses increased 19%.

Income before tax from traditional life insurance products contributed GBP 8 million, while life for the account of policyholders totaled GBP 104 million. Fee business contributed pre-tax results of GBP 1 million. Earnings benefited from the growth of the in force block over the period, resulting in higher policy charges and management fees, although affected by adverse stock market developments.

Other countries
---------------

First half net income from the activities in other countries amounted to EUR 27 million. Total life insurance income before tax from other countries totaled EUR 15 million. Life insurance premium income increased 7% to EUR 272 million.

AEGON Hungary's first half net income totaled EUR 21 million. The life insurance operations in Hungary suffered from weaker market conditions. New standardized premium production increased by 4%. Non-life results benefited from improved claims ratio.

AEGON Spain's net income for the first half totaled EUR 8 million. Income before tax from non-life insurance activities in Spain increased by 40%.

Unconsolidated group companies
------------------------------

First half net income from operations from the lending, leasing and real estate services companies of Transamerica Finance Corporation totaled USD 62 million (USD 37 million after funding costs) compared to USD 80 million last year (nil after funding costs). Net income includes the positive effects of some one-time items, such as a reversal of state tax liabilities, which were no longer needed, and an investment gain. The first half earnings of last year include results of several businesses that were sold during the second half of 2000. First half revenues for Transamerica Finance Corporation were 16% lower totaling USD 926 million.

Capital gains
-------------

In the first half 2001 EUR 370 million was released from the revaluation account as indirect return to the Group's earnings before tax (first half 2000: EUR 267 million). The revaluation account balance as of June 30, 2001 was EUR 5,784 million.

Capital and funding
-------------------

During the second quarter of the year, 55 million new common shares were issued primarily to fund the acquisition of the J.C. Penney Direct Marketing Services operations. Due to solid demand, the issue was placed in a single day.

As at June 30, 2001, shareholders' equity totaled EUR 15,639 million, compared to EUR 12,844 million at December 31, 2000. The EUR 2,795 million increase was mainly due to the new share issue (EUR 1.7 billion), currency exchange rates (EUR 0.9 billion) and retained earnings (EUR 0.6 billion).

Investments
-----------

Total investments at June 30, 2001, excluding investments for the account of policyholders, reached EUR 140 billion, an increase of EUR 18 billion over year-end 2000. Investments for the account of policyholders increased by EUR 3 billion to EUR 118 billion. The investments for the account of policyholders are composed of about 63% in equities and 37% in fixed income investments.

Certain effects of US GAAP
--------------------------

Net income for the six months ended June 30, 2001 based on US GAAP was EUR 872 million compared to EUR 1,429 million in the six months ended June 30, 2000. The decrease in net income is primarily due to lower realized investment gains in the first half of 2001 compared to the same period last year.

An analysis of the difference between Dutch and US GAAP is provided in Note 3 to the condensed consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON's net cash provided by operations, calculated in accordance with International Accounting Standard No. 7, for the six months ended June 30, 2001 amounted to EUR 0.7 billion. Net cash used in investing activities was EUR 6.8 billion, while net cash provided by financing activities amounted to EUR 6.1 billion for the first six months 2001.

Cash flow from operations has been sufficient to fund normal operating needs. Due to continuous positive cash flows, AEGON has never encountered difficulties in arranging desired short-term borrowings. AEGON anticipates that cash flow will continue to be sufficient to service its fixed and other obligations as they become due. When capital market circumstances are attractive, AEGON periodically borrows short term funds to invest in anticipation of premium receipts expected in the near future from interest-sharing policies in order to fix a positive spread between the yield earned on the investment and the interest to be paid on the related policies.

The Company's long-term liabilities increased from EUR 4,025 million at year-end 2000 to EUR 4,512 million at June 30, 2001. Capital securities and subordinated (convertible) loans increased to EUR 2,823 million at June 30, 2001 from EUR 2,503 million at year-end 2000.

As a holding company, AEGON is dependent on dividends from, and repayment of debt obligations of its subsidiaries for cash to meet its operating expenses and pay dividends to its shareholders. Certain of AEGON's direct and indirect subsidiaries in the US are subject to restrictions on the amount of dividends and debt repayments that can be made to AEGON and its affiliates. AEGON does not believe that such restrictions constitute a material limitation on its ability to meet its obligations.

Disclaimer
----------

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

(1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, regulatory, or tax changes that affect the cost of or demand for the company's products; (4) acts of God;
(5) acts of war, (6) acts of terrorism, (7) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (8) the company's failure to achieve anticipated levels of earnings or operational efficiencies in connection with merger activities, as well as other cost-saving initiatives.